SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission file number: 001-35223

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BioLineRx Ltd.
(Translation of registrant’s name into English)

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2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Further to its Current Report on Form 6-K dated February 26, 2021, the registrant announces the following results of its Extraordinary General Meeting of Shareholders (the “Meeting”) which was held on April 5, 2021 at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The proposal regarding the amendment to Section 4.3 of the Company’s Compensation Policy for Executives and Directors, relating to Directors’ and Officers’ insurance, was approved by the required majority of shareholders who participated in the Meeting.

In respect of Proposal 2 –The proposal regarding the amendments to Sections 5.3 and 5.4 of the Company’s Compensation Policy for Executives and Directors, relating to differential compensation for a Board chairperson, was approved by the required majority of shareholders who participated in the Meeting.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted to approve an equity compensation grant to Philip Serlin, the Company’s Chief Executive Officer.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: April 5, 2021